Filed by AMAG Pharmaceuticals, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Allos Therapeutics, Inc.

(Commission File No. 000-29815)

Dear Members of the AMAG Family,

Today, we announced a transformational transaction for AMAG — the signing of a definitive merger agreement with Allos Therapeutics. I am very excited about what this transaction means for our future and believe that it is another step on our path to building a successful specialty pharmaceuticals company.

Allos Therapeutics is a biopharmaceutical company committed to the development and commercialization of innovative anti-cancer therapeutics.  In September 2009, Allos’ drug, FOLOTYN®, was approved in the U.S. for the treatment of patients with relapsed or refractory peripheral T-cell lymphoma.  By merging with Allos, we gain an additional product that is sold into the hematology/oncology market, a market that we know well as many patients with CKD and iron deficiency anemia receive IV iron in hematology infusion centers.

Merging with Allos is a very effective way to further strengthen our two commercial-stage brands and capitalize on the exciting market opportunities open to us in the hematology/oncology and hospital settings, beginning with the large and growing specialty hematology/oncology market.  We believe that there are many commercial synergies that can be achieved through the combination of our two organizations.  Together, we will have a stronger balance sheet and the resources to invest to further expand our combined portfolio through the in-licensing or acquisition of new products, providing new opportunities for employees, effective treatments for patients and enhanced value for shareholders.

The combined company will have a new name that is yet to be determined. We will be closing Allos’ Westminster, Colorado location, which houses their G&A and R&D functions and the corporate headquarters of the combined organization will be our current Lexington, Massachusetts facility.  I will remain CEO of the new organization and Paul Berns, the CEO of Allos, will take a seat on the combined company’s board of directors. The closing of the transaction is subject to shareholder approval and other customary conditions, but we anticipate that the process will be complete during the fourth quarter of this year.  Upon closing, AMAG shareholders will own approximately 61 percent of the combined company.

The merger with Allos enables us to grow our top line due to the addition of the FOLOTYN revenue stream. Concurrently, our general and administrative expense infrastructure will cover multiple products. On the commercial front, we will work with Allos’ management team to define the appropriate commercial structure for the combined entity, ensuring that we retain the valuable expertise from each organization and position the combined entity to successfully expand the reach of both brands. As we go through this process, there will be some impacted individuals, but please know that I am committed to treating any affected employees fairly in every respect.  Any employee affected by the changes will be notified within 30 days of the merger’s closing.  An integration team, consisting of members from each company, will be established and we are committed to keeping you fully informed as we move through this process.

Between now and the closing of the transaction, it will be critically important that our organization continues to perform as we always have — with professionalism and excellence.  Our day to day responsibilities and commitment to providing our customers the highest level of service remains the same.

I hope that you share my enthusiasm for this transaction. I’ve attached the press release to this email so you can read more about the opportunities ahead.  We will have an all company meeting later today at which you will all have an opportunity to meet Paul, learn about FOLOTYN and ask any questions you may have.

This transaction will likely generate interest from the media and other third parties. As always, it is important for us to speak with one voice. If you receive any inquiries from the media or other questions from outside AMAG, please forward them to Amy Sullivan at (617) 498-3303. In the meantime, feel free to speak with your executive committee member if you have any questions.

Warm regards,

Brian

Additional Information and Where You Can Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger between AMAG and Allos will be submitted to the respective stockholders of AMAG and Allos for their consideration.

AMAG will file a Registration Statement on Form S-4 containing a joint proxy statement/prospectus of Allos and AMAG and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the joint proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information.  Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Allos and AMAG with the SEC at the SEC’s website at www.sec.gov.  The joint proxy statement/prospectus and other documents may also be obtained for free by contacting Allos’ Investor Relations by e-mail at investorrelations@allos.com, by telephone at (303) 426-6262 or by mail at Investor Relations, Allos Therapeutics, Inc., 11080 CirclePoint Road, Suite 200, Westminster, CO 80020 or by contacting AMAG’s Investor Relations by e-mail at cmiceli@amagpharma.com, by telephone at (617) 498-3361 or by mail at Investor Relations, AMAG Pharmaceuticals, Inc., 100 Hayden Avenue, Lexington, MA 02421.

Allos, AMAG, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in connection with the proposed merger.  Information regarding Allos’ directors and executive officers and their beneficial ownership of Allos’ common stock is also set forth in Allos’ annual proxy statement on Schedule 14A filed with the SEC on April 29, 2011. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Allos’ Investors page on its corporate website at www.allos.com.  Information concerning AMAG’s directors and executive officers and their beneficial ownership of AMAG’s common stock is set forth in AMAG’s annual proxy statement on Schedule 14A filed with the SEC on April 18, 2011.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to AMAG’s Investors page on its corporate website at www.amagpharma.com.  Additional information regarding the persons who may, under the rules of the SEC, be deemed “participants” in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Allos’ investors or AMAG’s investors generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “continue,” and other similar terminology or the negative of these terms, are intended to identify such forward-looking statements, but their absence does not mean that a particular statement is not forward-looking.  Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that may cause actual results to differ materially from those anticipated by the forward-looking statements.  These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Examples of such forward looking statements include Allos and AMAG’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations; approval of the proposed transaction by requisite stockholders; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction. In any forward-looking statement in which AMAG or Allos expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of Allos or AMAG stockholders to approve the proposed transaction; the challenges and costs of closing the proposed transaction, integrating the two companies, restructuring the combined company; the possibility that the expected synergies will not be realized, or will not be realized within the expected time period; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Allos and AMAG generally, including those set forth in the filings of Allos and AMAG with the Securities and Exchange Commission, especially in the “Risk Factors” section of Allos’ Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 10, 2011, the “Risk Factors” section of AMAG’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the SEC on May 9, 2011, and in Allos’ and AMAG’s other periodic reports and filings with the SEC.  Allos and AMAG cautions investors not to place undue reliance on the forward-looking statements contained herein.  All forward-looking statements are based on information currently available to Allos and AMAG on the date hereof, and Allos and AMAG undertake no obligation to revise or update these forward-looking statements to reflect events or circumstances after the date of this press release, except as required by law.